Filed by Expedia, Inc.

Pursuant to Rule 425

Under the Securities Act of 1933

Deemed filed pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Expedia, Inc.

Commission File No. 333-175828

Subject Company: TripAdvisor, Inc.

Commission File No. 333-175828-01

TRANSCRIPT

The following is a transcript of a conference call held in connection with the Duetsche Bank Technology Conference at 5:25 p.m. GMT on September 13, 2011. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. An audiocast replay of the conference call will be accessible for a limited time on the Expedia, Inc. website at http://www.expediainc.com/ir.

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CORPORATE PARTICIPANTS

Dara Khosrowshahi

Expedia, Inc. - President, CEO

CONFERENCE CALL PARTICIPANTS

Jeetil Patel

Deutsche Bank Securities - Analyst

Katherine Bader

M&T Bank - Analyst

PRESENTATION

Jeetil Patel - Deutsche Bank Securities - Analyst

I’m Jeetil Patel, the Internet Analyst here at Deutsche Bank. Good morning. We have Dara Khosrowshahi here to talk about the overall business strategy and viewpoint at Expedia. Dara’s the President and CEO of the Company, if you are not familiar. What I’m going to do is lead it off with a few questions. I guess the system that was just introduced, in addition to be happy to open it up for questions halfway through, if there are any questions out there that you may have.

But to kick it off, I know that one of the bigger themes that you’ve been really executing on this year and going into next year has been technology migration. Can you talk about where you stand in terms of Hotels.com and, in particular, where’s Expedia in that site as you look at technology integration?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Sure. As far as Hotels.com, the technology migration, the larger project, is essentially over. And what the technology migration enables us to do is to, then, on a moving-forward basis, allow us to iterate much more quickly on a product and, hopefully, drive conversion for Hotels.com, which then drives business, drives marketing spending, et cetera.

And I think that you have so far seen that in Hotels.com’s results. Hotels.com last year grew gross bookings around 12%. That growth rate more than tripled going into the first half of the year. The comparisons were a bit easy because we were comping against the timing, which we were already bringing the platform for. But we do believe that with the newer platform, Hotels.com is at a fundamentally higher growth rate than it was previously, a significantly higher growth rate, both offline and from the basis of profitability, which was the exact goal of the technology migration.

The Expedia platform is a much more complex platform. It’s air, hotel, package, destination services, car, et cetera, all together. And the technology migration there is a larger project that we have split into stages.

The first stage of that migration is on track, and we have essentially now moved our hotel path on an end-to-end basis on Expedia over to the new Expedia platform. That in and of itself, again, doesn’t do you good. And actually, right after Hotels.com, when we first transitioned to the new platform, the business actually suffered a bit as we corrected errors, et cetera, and we tested and learned our way out of it. I don’t think that’s going to happen with Expedia, but I think the proof in the pudding for Expedia is really going to be Q4 going to the Q1 event here as far as our ability to iterate and are we able to drive transactions and conversions as we develop the technology platform on the hotel side.

Air is going to follow towards the end of the year, beginning of next year, and package, car, et cetera, are going to follow in 2012.

Jeetil Patel - Deutsche Bank Securities - Analyst

Going back to hotels, obviously, you’ve implemented and you’ve seen a nice sizable lift in the business. When you look forward, is it a one-year benefit? Do you expect a one-year step-up and then gradual benefits thereafter? How do you think about the impact it’s going to have in terms of the booking activity?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

I think the benefit is going to depend on our ability to iterate and release additional features that consumers are attracted to and features that cause consumers to convert. And we believe that with the new platform, we’re just much better on to do so. Instead of being able to bring out 10 new features a quarter, we can do 30, 40, et cetera. And the speed that it gives us provides an advantage. We will then have to execute using the new platform. So I’m reasonably confident that the Hotels.com platform and the Hotels.com business has a sustainably attractive growth path going forward on a global basis.

Jeetil Patel - Deutsche Bank Securities - Analyst

And when you look at Expedia, and hotels is obviously getting done right now, if you talk about the transition, how long is that? Is that a couple of weeks? Is it a couple of months? What did you see in hotels? And is there something that you can work through between now and year end, and it becomes much more of a gradual, improving process as you look at 2012?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

With Hotels.com, there was a quarter of real pain. But after that, when we started iterating, et cetera, and introduced new product, we gradually saw the returns on Hotels.com and the transaction growth accelerate. And I would expect to see similar trends at Expedia, although we have taken learnings from Hotels.com and applied them to Expedia. So I think that the initial rollout of the platform, at least what we’ve seen so far, has gone a bit smoother. And that’s just Hotels.com blazing a trail for us and our learning and then executing based on what we’ve learned.

Jeetil Patel - Deutsche Bank Securities - Analyst

When you look at the European market as a whole, a lot of this is geared towards, obviously, improving your position in Europe as a whole. Can you talk about what is the difference between what your competitor is doing in Europe versus what you’re doing today and where are the holes that you’re going to try to improve upon?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

I don’t think that the platform migration is geographic in nature, particularly. So what we do, to the extent that we put forward a feature and that feature works, we will expand it on a worldwide basis. It will help us in the US, it will help us in Europe, it will help us in the APAC regions. And we’ve certainly seen signs of that. With Hotels.com, when I talked about acceleration, it was fairly uniform acceleration across every single geo that we have.

And I think that’s step one, is just create a great product. And then step two/three is localize your product so that you’ve got local language content and you’ve got lots of pictures, et cetera. There’s a bunch of blockings happening that we’re doing now, and combine that with an attractive supply base, which we think we have now.

So it’s a big market, not a winner-take-all market. That applies to the US, Europe, Asia-Pacific, et cetera. We have very tough competition in Europe, but I’m quite confident that, with the combination of technology and supply now, we’ve got a business that can scale and can scale both top line and bottom line.

Jeetil Patel - Deutsche Bank Securities - Analyst

Maybe switching subjects, but obviously near-term macro has been a little bit — a lot of questions out there, maybe not around your business, but just broadly. And we’ve gotten quite a few questions from different investors, asking about how the business is trending, what happens in a downturn. What do you typically see in terms of a typical downturn? Is it supply builds up, demand falls off, and the questions we take these (inaudible)?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

I guess I’d say that the industry trends that we see now, and we’ll talk about our own trends when we talk about the quarter, the industry trends that we see don’t suggest that there’s a downturn, at least in the travel sector. You’ve seen a lot of indications from our airline partners that demand is looking good, pricing is looking solid. The airlines in general continue to pass on price increases. And typically, you don’t pass on price increases in today’s market.

And on the hotel side, when you look at the Smith Travel Research, while there was a little bit of softening in the past couple of months, it looks like the overall hotel occupancies and ADRs are actually looking pretty decent for the past month or so, or the past couple of weeks.

So while I certainly feel much worse about the general global macro situation, as I think everyone does, we haven’t seen that really show up in our partners’ stats as far as their business goes. I would say that for our business, we do tend to be fairly recession-resistant. I don’t what you saw in the ‘98 to ‘99 — sorry, 2008 to 2009 timeframe. We actually increased the rate of room night growth to over 23%. And what we saw is that even in very difficult times, consumers may have put off buying a car, but they still traveled. And what they did was they very, very aggressively looked for deals on travel and shopped for deals, et cetera, as consumers typically do.

During downturns, our supplies typically get more attractive because our suppliers are pushing more commercial inventory through our supply pipe. So we, as a consumer proposition, actually become more attractive. And I think that’s what you saw in the downturn in 2009, where our share gains, overall industry share gains, accelerated. It certainly hurt. Our unit economic revenue per room night came down pretty substantially. But I’d say during downturns, that you would expect to see accelerated share gains, because we have in the past. During upturns, we’ll see healthy unit growth and then healthy pricing growth as well, which you saw in the last quarter, which does make for a pretty attractive P&L.

Jeetil Patel - Deutsche Bank Securities - Analyst

Do you end up seeing ad rates also come down as you look at a softening environment?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Yes. Ad rates tend to go up and down with ADRs. So we pay, on our variable channel, what we can pay. We calculate how much we present that and what order efficiencies that we are aiming for, and as a result, our CPCs that we’re paying our partners naturally will move up or down based on ADRs, and a separate factor from that is competitor development. You might see competitors coming in aggressively, you might see them pulling out aggressively. But in general, over the long term, our CPCs follow ADR.

Jeetil Patel - Deutsche Bank Securities - Analyst

Got it. And when you look at European deepness, macro line versus US, do you think that it’s specific to geography, or do you end up being the condition of Europe affecting US and Europe or US deepness affects the US and Europe? How would you characterize that?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

I think that thing remains to be played out. And in the last recession, it was pretty global when it hit many, many markets. I think that in general, Asia and Latin America tend to be fair, because just the secular growth trends are so high, and our penetration is so low that you just have an underlying broker machine that’s quite powerful. But I do think that’s suited since I do have trouble. It tends to get global pretty quickly, and I wouldn’t expect this time to be any different.

Jeetil Patel - Deutsche Bank Securities - Analyst

There’s a question from the audience through the system, but it says can you talk about market share, because Expedia.com here so far in ‘11 versus 2010 in North America? Can you discuss where you are and who are the, where are the other players?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

For Expedia in 2011, in general, the environment in 2011 on the air side is not a great environment because our domestic airline partners are reducing capacity and increasing pricing quite aggressively. That increase in pricing doesn’t tend to dissuade the business traveler. You still have to come to the conferences, you’ve got to go make those sales. But it does tend to dissuade the price-sensitive leisure customer, which is a significant part of our customer base.

So going back when you talk about macro trends, during periods of low capacity and high prices, we will tend to lose share on the air side. And then the opposite is true during downturns. So I would say this environment for us hasn’t been great on the air side.

On the hotel side, we’re very confident of our share overall as a business. You saw our room night growth on a worldwide basis, 21%. And I think that we have gained share in the lodging industry, basically, in every market that we are in. On the online space, of course, we’ve got Priceline, which is kind of best of breed, and that’s something that we are certainly looking at and aiming for.

Jeetil Patel - Deutsche Bank Securities - Analyst

And I guess when you talk about the 21% room night growth, Q2 was just a bit of an easier convert than last year. When you normalize for that, what was the growth rate, do you think?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

We talk that, we believe that our room night growth in Q2 was probably overstated by about 3% as a result of the comp, but still quite healthy. The additional factor was that revenue per room night grew positive as well. And when you put those together, again, it makes for substantial growth in our largest segment, which is the hotel segment.

Jeetil Patel - Deutsche Bank Securities - Analyst

And then hotels transition technology, the impact was in Q2?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

It was in a combination of Q1 and Q2. So while we will expect to see Hotels.com have very, very healthy growth rates for the balance of the year, the comps are going to get more difficult.

Jeetil Patel - Deutsche Bank Securities - Analyst

Okay. Maybe switching subjects, but around TripAdvisor. Can you talk about what the latest thinking is in terms of timing of that spin? Obviously, there are quite a few different parties involved in terms of lawyers, accountants, SEC, et cetera, and update us as what’s the latest timing?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Yes, we’re certainly helping the economy in our own way. No, the TripAdvisor spin, it’s on track, that we will complete it by the end of the year. Right now, the process is really having to do with getting tax provisions and getting our filing in place and approved. So we think nothing has changed. And as far as the capital environment goes, we are, I’d say, very capital-rich. So the spin is not dependent on capital being available one way or the other. So we think it will get done by the end of the year.

Jeetil Patel - Deutsche Bank Securities - Analyst

Is there a plan to have an Analyst Day or kind of a road show around Trip to explain the business in more detail?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

We will probably start approaching investors. We haven’t finalized those plans yet.

Jeetil Patel - Deutsche Bank Securities - Analyst

Okay. I know you talked about in the filing, A, reduction in expense from Expedia. What has been the feedback from the existing customers at TripAdvisor around that commentary, around the spend? Does it make them feel more confident or comfortable around the separate asset relative to Expedia at all?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

We’ve run TripAdvisor as a fairly independent entity for some period of time. And our competitors on the transactional side got comfortable with spending on TripAdvisor, one, because it brings a heck of a lot of traffic, and high-quality traffic. And two, because we did establish that this is an independent player, and if a competitor, for example wants to outbid a Hotels.com or an Expedia for a physical or keyword in a geo, they’re free to do so. It’s been a free market.

So the numbers that we talked about in the filing are fairly immaterial, of course, to the positive overall result. And I’d say I think the net number is going to be fairly neutral. You might have seen some of our partners who might have been a little bit more conservative getting more aggressive, and we think that our pulling back and partners coming in, hopefully, will offset each other.

Jeetil Patel - Deutsche Bank Securities - Analyst

And how does TripAdvisor fare in a softening macro environment? How does that change the model there?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

I’d say their revenue growth and CPC prices, to the extent that you see a softening environment, if ADRs suffer — and again, we haven’t seen a softening environment; at least we haven’t seen it in the general travel stats. But to the extent that ADRs come down because the CPC will come down for a TripAdvisor, which will reduce revenue growth, that said, TripAdvisor’s traffic growth on a global basis has been so healthy — this is a business that’s grown over 30% in revenues for six quarters in a row — that so far, we’ve seen TripAdvisor’s been able to grow through difficult circumstances.

Jeetil Patel - Deutsche Bank Securities - Analyst

And can you talk about Google Places, which obviously was an impact earlier in the year? It seems to have flattened out in terms of the impact, with really not much incremental change relative to what we saw early on. Where does it stand right now? What have you seen through Google Places, positive/negative? Any changes there?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Yes, there haven’t been material changes. The most material effect of Places on TripAdvisor has been pushing down the organic search travel, organic search results in a page so that, in general, the amount of traffic that Google is sending on an organic basis to all of its partners have gone down. And TripAdvisor tends to index very high on the organic search results. Those effects started hitting TripAdvisor in Q4 of last year and should end virtually in Q4 of this year. But we haven’t seen any material changes as far as the trends and how much Google is featuring Places, et cetera.

One positive trend is that Google has stopped taking our content, which was about the content, and putting it on Places, which was something that we were quite unhappy about. And we view that as a positive, because we think that TripAdvisor’s core asset is its enormous knowledge base of travelers about travel. And it is an absolute unique asset.

Jeetil Patel - Deutsche Bank Securities - Analyst

The Zagat acquisition — does Zagat change anything there around content that they have around hotels or properties? Or are they typically mainly in the restaurant?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Yes, Zagat is really a restaurant brand. And it’s a restaurant brand in large markets. TripAdvisor is a tail business. It’s an amalgamation of lots and lots of clicks and hotels everywhere in the world on a global basis. So as far as Google’s acquisition of Zagat, it tells me a couple of things. One is they’re serious about the space, about the local space, and we take them very seriously. And two, that they felt that they needed a jump-start on acquiring content and that they were short on content, and maybe their own network effect wasn’t enough to create content. Again, that’s speculation on my part, but it’s a good brand, and I would expect Google to (inaudible) into it.

Jeetil Patel - Deutsche Bank Securities - Analyst

It’s a pretty big step to move some content for the first time in a long time. Any questions from the audience?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

The old-fashioned way.

Jeetil Patel - Deutsche Bank Securities - Analyst

Yes.

Dara Khosrowshahi - Expedia, Inc. - President, CEO

You’re first.

Unidentified Audience Member

I have a question related to the comScore data about August 2011. It was down 20% at TripAdvisor, and I think last week you guys were quoted saying that you had not seen any meaningful deterioration in business levels. So I was wondering if there’s a way to reconcile those comments with the recent data that’s out there, and if the message has changed in any way in the short term.

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Yes, I did say don’t believe comScore data. It doesn’t agree with our internal data. It’s indeed directionally correct over the long term, but the monthly data has a lot of noise in it. And 75% of TripAdvisor’s traffic is actually international traffic, where comScore data is actually even less dependable. So I just wouldn’t put a lot of weight behind it. In the back.

Katherine Bader - M&T Bank - Analyst

Katherine Bader’s here. My question relates to APAC, specifically India, if you’re partnering with a local provider there, and I’ve heard, my understanding is Indian hotel market and also the online leisure travel market is smaller than US or Europe. Why is that? And the second question is relating into China. Ctrip has been successful in the business and leisure travel market, but has not been so successful in the other part. What are you doing in China? Why is it different?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

As far as India goes, it is a developing market, and we do believe that the leisure travel market in India is going to develop over the next 10 years. We think it will take them time. Credit card penetration is incredibly important there, as is broadband adoption, and we haven’t seen those two come together in the way that we’ve seen, let’s say, in Western Europe. But we do think that India is an attractive marketplace, and I would characterize our strategy in India as being opportunistic. There’s a lot of competition out there. There’s MakeMyTrip, Yatra, et cetera, who are spending very significantly in that marketplace, and we’re investing, I think, in a careful manner because we think that right now the pack going into the Indian travel market is substantial, and we don’t necessarily want to chase it.

So we’ll be opportunistic there. We’re going to build our business. The product is getting much, much better. And we think, over a long, long period of time, we’ll be a player in India, and we’ll move forward with an investment to the extent that we see some of our competitors, if and when they get into trouble, and potentially move back our marketing spend.

We would absolutely consider acquisition in India. At this point, if we haven’t found an attractive, the price hasn’t been right, but those are the kinds of acquisitions that we will look at, which are very large markets with substantial potential that are different from our home market. So at this point we’re going organically, but we’ll be quite opportunistic in India.

In China, actually, our strategy was different in that we bought a controlling stake in eLong, which is the number-two player in China. And eLong has been completely, completely, focused on the online accommodation area, whereas Ctrip is more about the business traveler with many, many offline channels, online channels, et cetera. And I think that our focus in features online has served us well. And over the past couple of quarters, while we’re much smaller than Ctrip, we have engaged share on Ctrip on a room night basis. Our room night growth has been faster than that of Ctrip, although the makeup of our volume has been quite different. And I think our strategy with Ctrip’s strategy is going to be pretty complementary. Where Ctrip seems to be going after a higher-end marketplace in the luxury leisure travelers and/or business travelers, and we’re just going mass market in China. And we just think the mass market in China is going to be enormous because it’s very, very early in the game.

Unidentified Audience Member

Thank you. You touched on this earlier, but if you looked at the competitive landscape in Europe and how you’re attacking that, I think you said technology, localization and supply are the key things to put in place. Can you maybe rank those in terms of importance and then maybe rate yourself as to where you are and where you want to be on each of those metrics and how you attack that going forward?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

I think technology’s probably the most important, and it’s in progress. I’m quite happy with Hotels.com’s progress on the technology front. I’m very happy with our private label solution, et cetera. But Expedia’s a work in progress. We are quite confident that we will execute on the technology plan. Probably the plan had a lot more risk in it a year and a half ago with Expedia. And I think as we have executed on the various pieces of the Expedia platform, especially the hotel piece, I’m quite confident that we’re going to execute on them, and it’s really a matter of time.

So on the technology front, I think Hotels.com can line up with anyone, best of breed. But I think Expedia still has some work to do.

On the supply front, I think we’ve got great supply infrastructure in Europe, which is now being complemented by agency hotels in markets in which we didn’t have as much lift, secondary, tertiary markets where the merchant model wasn’t working as much. And we’re seeing very significant growth in agency hotels in Europe. I think in the last quarter, 10% of Hotels.com’s European volume was agency, which is at record levels. And in general, agency is going to be a growing part of our business going forward.

And our localization is, again, I would say, a work in progress. We’re very good in Western Europe. We are less good in Eastern Europe, Asia, Latin America, India, et cetera. And while we’re not best of breed, I think compared to the global players, we are quite good. But all of these are work in progress, and all of these come together to drive conversion which ultimately is going to drive volume, and the good news is we see a ton of opportunity. It’s not like we haven’t executed on every single good idea and say, “What are we going to do now?” The list of ideas that the team has is quite substantial, and it’s a matter of execution on them.

Unidentified Audience Member

Talk about impact of travel search, whether you’re seeing that get more popular with Kayak and Google and Bing and all those other offerings?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

I’d say Kayak in general is a fast-growing channel for us. Our traffic from Kayak is increasing as a percentage of our total traffic over the long term, and it’s an efficient channel for us as well. So to the extent that Kayak is growing, we will grow with them as a partner. And we think that’s quite a positive.

As far as travel search trends in general, not much has changed. Travel search is growing essentially along with the market — obviously, much faster in Europe and Asian, APAC marketplaces. We don’t feel substantial changes in market share between Google and Bing. Bing is a US player only. On a global basis, they’re still fairly small. We welcome the competition in general, but on a global basis, they are pretty small.

And then the only other trend that I talked about earlier is that on an organic search basis, Google organic search to basically all of our brands is that increase in Google organic search has come down and Places has been standing on a rollout basis.

Unidentified Audience Member

Two questions, actually. (Inaudible) has meeting rooms where technologies are getting so much better that business communities being able to view each other and communicate much more intimately, that’s one. Secondly, on the oil prices that affect airlines so very much. Do you think taxes like these are crucial risks for growth for your company, number one? Number two is could you talk about in general what are the key risks to the margins and what happens when your KPI during the quarter or a year that affects your operating margins the most?

Dara Khosrowshahi - Expedia, Inc. - President, CEO

As far as business meeting technology is better, we haven’t seen that really affect trends at all. Business travel is quite healthy, and it came on very, very strong after the great recession. And we see businesses continuing to travel now. We don’t see our clients stop spending, et cetera, as a result of any of the macro factors, one way or the other. So you don’t see effects there.

Oil prices affect air ticket prices, and to some extent, the higher oil prices have been responsible for airline capacity being lower and ticket prices being higher. So in that way, higher oil prices will hurt us fundamentally over the long term.

The second question was — I’m sorry?

Unidentified Audience Member

The difference in trends in (inaudible).

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Oh, the KPI?

Unidentified Audience Member

(Inaudible question - microphone inaccessible.)

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Yes, I’d say marketing efficiencies by far. Our most significant expense as a company is marketing spend as a percentage of revenue. And our efficiency, especially on variable channels, is a metric that we follow very closely, and how aggressively do we want to invest in variable channels, especially in international areas where the market is less developed, is something that we talk about a good amount as a management team.

Jeetil Patel - Deutsche Bank Securities - Analyst

I think that’s about all the time we have, so thank you very much.

Dara Khosrowshahi - Expedia, Inc. - President, CEO

Thank you.

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Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995

This transcript contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are not guarantees of future performance. These forward-looking statements are based on management’s expectations as of September 13, 2011 and assumptions which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict. The use of words such as “intends” and “expects,” among others, generally identify forward-looking statements. However, these words are not the exclusive means of identifying such statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements and may include statements relating to future revenues, expenses, margins, profitability, net income / (loss), earnings per share and other measures of results of operations and the prospects for future growth of Expedia, Inc.’s business.

Actual results and the timing and outcome of events may differ materially from those expressed or implied in the forward-looking statements for a variety of reasons, including, among others: declines or disruptions in the travel industry; changes in our relationships and contractual agreements with travel suppliers or supplier intermediaries; risks relating to the announced spin-off of our TripAdvisor business; increases in the costs of maintaining and enhancing our brand awareness; changes in search engine algorithms and dynamics, or search engine disintermediation; our inability to adapt to technological developments or to maintain our existing technologies; our ability to expand successfully in international markets; changes in senior management; volatility in our stock price; changing laws, rules and regulations and legal uncertainties relating to our business; unfavorable new, or adverse application of existing, tax laws, rules or regulations; adverse outcomes in legal proceedings to which we are party; provisions in certain credit card processing agreements that could adversely impact our liquidity and financial positions; fluctuations in our effective tax rate; our inability to access the capital markets when necessary; risks related to our long term indebtedness; fluctuations in foreign exchange rates; risks related to the failure of counterparties to perform on financial obligations; potential liabilities resulting from our processing, storage, use and disclosure of personal data; the integration of current and acquired businesses; the risk that our intellectual property is not protected from copying or use by others, including competitors; and other risks detailed in our public filings with the SEC, including our annual report on Form 10-K for the year ended December 31, 2010 and subsequent quarterly reports on Form 10-Q. Except as required by law, we undertake no obligation to update any forward-looking or other statements in this transcript, whether as a result of new information, future events or otherwise.

Additional Information about the TripAdvisor Spin-Off

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

As previously announced, Expedia intends to spin-off its TripAdvisor Media Group businesses into a separate publicly-traded company, TripAdvisor, Inc. In connection with the proposed spin-off, Expedia, Inc. and TripAdvisor, Inc. have filed a registration statement on Form S-4 that included a preliminary proxy statement for Expedia and prospectus for Expedia and TripAdvisor with the SEC. Stockholders of Expedia are urged to read the definitive proxy statement/prospectus, when it becomes available, because it will contain important information about Expedia, the proposed spin-off transaction and related matters. Investors and security holders can obtain free copies of the definitive proxy statement/prospectus when it becomes available by contacting Investor Relations, Expedia, 333 108th Avenue N.E., Bellevue, Washington 98004 (Telephone: (425) 679-3555). Investors and security holders can also obtain free copies of the proxy statement/prospectus and other documents filed by Expedia and TripAdvisor with the SEC in connection with the proposed spin-off transaction at the SEC’s web site at www.sec.gov.

In addition to the proxy statement/prospectus, Expedia files annual, quarterly and current reports, proxy statements and other information with the SEC, each of which should be available at the SEC’s web site at www.sec.gov. You may also read and copy any reports, statements and other information filed by Expedia at the SEC public reference room at 100 F Street NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information.

Expedia and its directors, executive officers and certain members of management and other employees may be deemed to be participants in the solicitation of proxies of Expedia’s stockholders to approve the proposed spin-off transaction. Such individuals may have interests in the transaction as described in Expedia’s proxy statement/prospectus, including as a result of current holdings of options, restricted share units or shares of Expedia’s stock and future holdings of options, restricted share units or shares of TripAdvisor’s stock, which will be impacted in the transaction. Information regarding Expedia and the equity interests of its directors and officers who may be deemed to be participants in the solicitation of proxies is contained in Expedia’s preliminary proxy statement/prospectus, filed with the SEC on July 27, 2011, as amended.